Exhibit 5.1
Mayer Brown LLP 71 South Wacker Drive Chicago, IL 60606 United States of America T: +1 312 782 0600 F: +1 312 701 7711 mayerbrown.com
November 5, 2019
Northern Trust Corporation 50 South LaSalle Street Chicago, Illinois 60603

Re:	Northern Trust Corporation – Offering of Depositary Shares each representing a 1/1,000th Interest in a Share of Series E Non-Cumulative Perpetual Preferred Stock

Ladies and Gentlemen:

We have acted as special counsel to Northern Trust Corporation, a Delaware corporation (the “Company”), in connection with the offer and sale of 16,000,000 depositary shares (the “Depositary Shares”), representing an aggregate of 16,000 shares (the “Preferred Shares”) of the Company’s Series E Non-Cumulative Perpetual Preferred Stock, without par value, with a liquidation preference of $25,000 per share as set forth in the Prospectus Supplement dated October 29, 2019 (the “Prospectus Supplement”) as filed with the Securities and Exchange Commission pursuant to Rule 424(b)(2) under the Securities Act of 1933, as amended. Each Depositary Share represents a 1/1,000th interest in a Preferred Share. In connection with the offer and sale of the Depositary Shares, the Company entered into an underwriting agreement dated October 29, 2019 (the “Underwriting Agreement”) with the underwriters named therein.

The Preferred Shares are to be deposited with Equiniti Trust Company, acting as depositary (the “Depositary”), pursuant to the Deposit Agreement, dated as of November 5, 2019 (the “Deposit Agreement”), among the Company, the Depositary and the holders from time to time of receipts issued under the Deposit Agreement to evidence the Depositary Shares (the “Receipts”).

As special counsel to the Company, we have examined originals or copies, certified or otherwise identified to our satisfaction of the Company’s Restated Certificate of Incorporation, as amended, the Company’s Bylaws, resolutions of the Company’s Board of Directors and such Company records, certificates and other documents and such questions of law as we considered necessary or appropriate for the purpose of this opinion. In rendering this opinion, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as copies.

Mayer Brown LLP

Northern Trust Corporation 50 South LaSalle Street Chicago, Illinois 60603
November 5, 2019
Page 2

Based upon and subject to the foregoing and to the assumptions, conditions and limitations set forth herein, we are of the opinion that:

1. The Preferred Shares have been duly authorized and, when issued and delivered by the Company pursuant to the Underwriting Agreement and the Deposit Agreement against payment therefor, will be validly issued, fully paid and nonassessable.

2. The Receipts, when issued against the deposit of underlying Preferred Shares by the Company in respect thereof in accordance with the terms of the Deposit Agreement, will be legally issued and will entitle the holders thereof to the rights specified in such Receipts and in the Deposit Agreement.

We hereby consent to the filing of this opinion as an exhibit to the Company’s Current Report on Form 8-K and to being named in the Prospectus Supplement under the heading “Legal Matters” with respect to the matters stated therein.

Very truly yours,

/s/ Mayer Brown LLP

MAYER BROWN LLP

DAS: CRJ: AVA